UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Argyle Security, Inc.
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
040311102
(CUSIP Number)
Mezzanine Management Limited
Century House
16 Par la Ville Road
Hamilton, Bermuda
Attention: Arthur Morris
(441) 296-8099
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 1, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	040311102	13D

1	NAMES OF REPORTING PERSONS Mezzanine Management Fund IV A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,300,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,300,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,300,100 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	48.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 2 of 8 Pages

CUSIP No.	040311102	13D

1	NAMES OF REPORTING PERSONS Mezzanine Management Fund IV Coinvest A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		69,700

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		69,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	69,700 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 3 of 8 Pages

CUSIP No.	040311102	13D

1	NAMES OF REPORTING PERSONS Mezzanine Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,369,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,369,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,369,800 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	49.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 4 of 8 Pages

CUSIP No.	040311102	13D
Amendment No. 8 to Schedule 13D
This Amendment No. 8 to Schedule 13D (this “Eighth Amendment”) amends and supplements the Schedule 13D originally filed on May 5, 2008, as amended by Amendment No. 1 filed on January 15, 2009, Amendment No. 2 filed on May 20, 2009, Amendment No. 3 filed on June 2, 2009, Amendment No. 4 filed on June 5, 2009, Amendment No. 5 filed on June 11, 2009, Amendment No. 6 filed on June 16, 2009, and Amendment No. 7 filed on August 5, 2009 (together, the “Schedule 13D”), and relates to the common stock, par value $0.0001 (the “Common Stock”), of Argyle Security, Inc., a Delaware corporation (the “Issuer”). This Eighth Amendment is being filed by and on behalf of Mezzanine Management Fund IV A, L.P., a limited partnership organized under the laws of the United Kingdom (“Fund IV”), Mezzanine Management Fund IV Coinvest A, L.P., a limited partnership organized under the laws of the United Kingdom (“Fund IV Coinvest”), and Mezzanine Management Limited, a limited partnership organized under the laws of Bermuda (“Mezzanine”). Fund IV, Fund IV Coinvest, and Mezzanine are collectively referred to herein as the “Reporting Persons.”
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated, with effect from the date of this Eighth Amendment, as follows:
On October 1, 2009, Fund IV and Fund IV Coinvest elected to convert 11,327 of their 18,460 shares of the Issuer’s Series A Convertible Preferred Stock into 1,132,700 shares of the Common Stock and a cash payment equal to the accrued and unpaid dividends on such shares of Series A Convertible Preferred Stock.
Item 4. Purpose of the Transaction.
Paragraphs (a), (b), (d), (e), (f), (h), (i) and (j) of Item 4 of the Schedule 13D are hereby amended and supplemented, with effect from the date of this Eighth Amendment, as follows:
On October 1, 2009, MML Capital Partners, LLC (“MML”), as advisor to, and on behalf of, Fund IV and Fund IV Coinvest, as part of the majority stockholder group of the Issuer, announced that stockholders of the Issuer holding more than a majority of the voting power of the capital stock entitled to vote executed a written consent to amend and restate the Issuer’s bylaws (the “Amended Bylaws”) for purposes of, among other things, expanding the number of directors constituting the entire board of directors of the Issuer (the “Issuer Board”) from six (6) to fourteen (14) directors. These stockholders also appointed and elected employees of entities affiliated with MML to fill the eight (8) newly created directorships. MML had previously been involved in non-binding discussions with the Issuer involving a potential transaction; however, due to the continued deteriorating operating and financial performance of the Issuer and its subsidiaries, MML determined that a negotiated transaction on the terms under discussion was no longer viable.
On the same date, MML also filed an application with the Delaware Court of Chancery under Section 225 of the Delaware General Corporation Law to hear and confirm the validity of the majority stockholder actions in adopting the Amended Bylaws and filling the eight (8) newly created directorships in the Issuer Board. As part of this application, MML has requested the Court to promptly enter a status quo order permitting the incumbent directors and management to continue to manage the Issuer’s day-to-day operations during the pendency of this proceeding, but preventing them from taking any corporate actions not conducted in the ordinary course of business.

Page 5 of 8 Pages

CUSIP No.	040311102	13D
By taking control of the Issuer Board in this manner, the majority stockholders desire to continue the Issuer’s operations with minimum disruptions. Before a specific plan to stabilize the Issuer’s business can be developed, the newly constituted Issuer Board expects to direct a thorough evaluation of all of the operations of the Issuer and its subsidiaries.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated, with effect from the date of this Eighth Amendment, as follows:
(a)
Each of the Reporting Persons beneficially owns 5,369,800 shares of Common Stock, of which (i) 713,300 shares of Common Stock represent shares issuable upon conversion of the Issuer’s Series A Convertible Preferred Stock, which are convertible at any time, at a conversion price of $8.00 per share, and (ii) 2,727,300 shares of Common Stock represent shares issuable upon conversion of the Issuer’s Series B Convertible Preferred Stock (the “Series B Preferred Shares”), which are convertible at any time, at a conversion price of $1.10 per share.

(b)	Each of the Reporting Persons shares the power to vote and the power to dispose the amount of the Common Stock listed in this Eighth Amendment.

(c)
On October 1, 2009, Fund IV and Fund IV Coinvest elected to convert 11,327 of their 18,460 shares of the Issuer’s Series A Convertible Preferred Stock into 1,132,700 shares of the Common Stock and a cash payment equal to the accrued and unpaid dividends on such shares of Series A Convertible Preferred Stock.

(d)	Not applicable.

(e)	Not applicable.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this Eighth Amendment, as follows:
Exhibit A — Joint Filing Agreement for the Eighth Amendment.
Exhibit B — Argyle Security, Inc. Written Consent of Stockholders dated October 1, 2009.
Exhibit C — Press Release issued by MML on October 1, 2009.

Page 6 of 8 Pages

CUSIP No.	040311102	13D
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 1, 2009

MEZZANINE MANAGEMENT FUND IV A, L.P.
By:	/s/ Christopher C. Morris
	Name:	Christopher C. Morris
	Title:	Authorized Signatory

MEZZANINE MANAGEMENT FUND IV COINVEST A, L.P.
By:	/s/ Christopher C. Morris
	Name:	Christopher C. Morris
	Title:	Authorized Signatory

MEZZANINE MANAGEMENT LIMITED
By:	/s/ Christopher C. Morris
	Name:	Christopher C. Morris
	Title:	Authorized Signatory

Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit A — Joint Filing Agreement for the Eighth Amendment.
Exhibit B — Argyle Security, Inc. Written Consent of Stockholders dated October 1, 2009.
Exhibit C — Press Release issued by MML on October 1, 2009.